Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Earnings:
Income (loss) from continuing operations before income taxes	$42.5	$105.7	$24.4	$113.1
Adjustments:
Undistributed (income) loss of less than 50% owned investments	—	0.3	0.4	0.2
Fixed charges	29.6	31.7	58.1	64.7
Earnings (loss)	$72.1	$137.7	$82.9	$178.0
Fixed charges:
Interest expense, including debt discount amortization	24.2	26.6	$47.5	$54.2
Amortization/writeoff of debt issuance costs	1.7	1.3	3.1	2.6
Portion of rental expense representative of interest factor (assumed to be 33%)	3.7	3.8	7.5	7.9
Fixed charges	$29.6	$31.7	$58.1	$64.7
Ratio of earnings to fixed charges	2.4	4.3	1.4	2.8